STATEMENT OF FINANCIAL CONDITION

Lord Abbett Distributor LLC (SEC I.D. No. 8-00216)
Fiscal Year Ended September 30, 2025

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00216

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2024__ AND ENDING __09/30/2025__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LORD ABBETT DISTRIBUTOR LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 HUDSON STREET
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTONIO PEREIRA	(201) 827-2255	TPEREIRA@LORDABBETT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

ONE MANHATTAN WEST	NEW YORK	NY	10001-8604
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ANTONIO PEREIRA   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LORD ABBETT DISTRIBUTOR LLC   , as of September 30   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lord Abbett Distributor LLC
(SEC I.D. No. 8-00216)

Statement of Financial Condition
September 30, 2025

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Managing Member of Lord Abbett Distributor LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC (the Company) as of September 30, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY
November 19, 2025


Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2025

- CONFIDENTIAL -


Assets

Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. of $26,652,560)	$	27,426,941
Prepaid distribution costs		20,379,618
Receivable for distribution and service fees		14,538,056
Receivable for sales commissions		41,790
Due from Managing Member *(Note 5)*		4,043
Other assets		126,414
Total assets	$	62,516,862

Liabilities and Member's Equity

Liabilities:

Marketing support payable	$	11,402,960
Due to Managing Member *(Note 5)*		810,276
Accounts payable and accrued expenses		1,253,065
Total liabilities		13,466,301

Member's equity:

Capital		1,482,296,358
Accumulated deficit		(1,433,245,797)
Total Member's equity		49,050,561
Total liabilities and Member's equity	$	62,516,862

See accompanying notes to statement of financial condition.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2025

1. Organization

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company relies on Footnote 74 of the SEC Release No.34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 for effecting securities transactions via subscriptions, and is therefore exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2026.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash and cash-equivalent balances at two financial institutions. Cash and cash equivalents include money market investments with original maturities of three months or less. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. are

recorded at stable net asset value ("NAV") which are valued based on NAV per share as an acceptable proxy of fair value. Such investments are considered cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not have any restricted cash.

The Company deposits its cash at two financial institutions, Bank of America and J.P. Morgan Chase, to manage credit risk exposure. Additionally, the Company has sought to optimize its cash position by investing excess balances into a Money Market Fund account, creating more diversity and further reducing credit risk.

Prepaid Distribution Costs

Commissions paid in advance to unaffiliated third-party brokers in connection with the sale of Class A and C shares of the Investment Companies are capitalized and amortized over one year.

Receivable for Distribution and Service Fees and Sales Commissions

Receivable for distribution and service fees include 12b-1 fees that are owed from the Investment Companies, which are affiliated companies. Sales commissions are earned upon sale of securities of the Investment Companies.

Marketing Support Payable

Marketing support payable includes 12b-1 fees payable to unaffiliated third party broker-dealers.

Revenue Recognition

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. Fees earned in connection with the offering of the securities of the Investment Companies are presented gross, with 12b-1 fees paid to unaffiliated third-party broker-dealers as an expense on the statement of operations.

The income from Investment Companies' Class A and C contingent deferred sales charges ("CDSC") accrued and collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales commissions income is recorded on a trade date basis upon sale of securities of the Investment Companies.

Dividend income is earned on a monthly basis from the Lord Abbett U.S Government and Government Sponsored Enterprises Money Market Fund, Inc.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2025

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of deferred income for Class A and C contingent deferred sales charges, expense accruals and dealer commissions payable.

Allocated Expenses

The Company receives services from the Managing Member, which provides the use of its employees, facilities and utilities and other business-related expenses. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 5). An allocation methodology, pursuant to an expense sharing agreement, has been applied on a consistent basis to shared expenses to equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is a single member limited liability company that is legally separate from the Managing Member (itself a pass-through entity not subject to Federal Income Taxes) but disregarded for federal income tax purposes. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. Certain states impose various entity level or franchise taxes paid directly by the Company. Therefore, the Company has established a provision for the Washington Business & Occupation Tax, California LLC Fee & Tax, New Jersey Annual Report, North Carolina Annual Report, and the Alabama Privilege Tax.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2025, the Company had regulatory net capital of $20,996,712 and a regulatory net capital requirement of $897,754. The Company's ratio of aggregate indebtedness to regulatory net capital is 0.64 to 1 as of September 30, 2025. Rule 15c3-1 provides that equity capital may not be withdrawn, or

cash dividends may not be paid, if the resulting net capital of the broker/dealer is less than the amount required under Rule 15c3-1.

4. Fair Value Measurements

The Company applies Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – unadjusted quoted prices in active markets for identical investments.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques employed maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2025:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 26,652,560	$ -	$ -	$ 26,652,560

Investments in open-ended money market funds are valued at their net asset value at the close of each business day. Changes in valuation techniques may result in transfers into or out of an assigned level within the three-tier hierarchy. There have been no such transfers between levels for the fiscal year ended September 30, 2025.

5. Related-Party Transactions

As noted above, the Company receives certain services from the Managing Member and, as a result, due to Managing Member represents allocated expenses and certain direct expenses paid for by the Managing Member on behalf of the Company, which are reimbursable to the Managing Member.

Amounts due to and due from the Managing Member as of September 30, 2025 are as follows:

Due to Managing Member:	$810,276
Due from Managing Member:	$4,043

The Managing Member contributed additional capital of $20,000,000 through direct cash contributions during the year ended September 30, 2025.

Distribution, service fees, and sales commission revenue are derived from the Investment Companies which are sponsored and managed by the Managing Member. Such revenues are collected monthly from the Investment Companies.

For the fiscal year ended September 30, 2025, expenses that were allocated from the Managing Member were mainly comprised of personnel services, facilities and equipment, consultant agency and other personnel costs, travel and entertainment, and research and market data services.

6. Commitments and Contingencies

From time to time, the Company is involved in litigation matters arising in connection with the conduct of its business. Based on available information and consultation with legal counsel, the Company does not believe that such matters will have a material effect on the Company's financial condition, results of operations or cash flows for the fiscal year ended September 30, 2025.

7. Other Matters

Management continues to monitor and evaluate the impact of global conflicts and wars, as well as its effect on the U.S and global financial markets. To date, there has been no material impact on the Company's performance due to the above factors.

8. Subsequent Events

Management evaluated all events that occurred subsequent to September 30, 2025, and through November 19, 2025, the date the financial statements were available to be issued.

There were no other material recognizable subsequent events during the period.